Exhibit 20.1

April 8, 2013

Dear Shareholder:

The Board of Directors is pleased to report that significant progress has been made on the sales of properties and assets in the portfolio and, most importantly, that all of the Company’s  debt has been retired.  In this communication we will update you on the status of the Company, the remaining assets in the portfolio and our progress towards liquidation.   Please note that all of the financial information presented in this letter is unaudited, information regarding values is estimated and all unaudited information is subject to change.

Background:
The Company has progressed through several phases of the strategic plan initiated by the Board of Directors and outlined to you in previous correspondence.

The First Phase involved BVC assuming control of a number of nonperforming projects.  These changes in control were time intensive and costly due to assuming responsibility for completion costs, senior debt obligations and operational expenses (property taxes, insurance, etc).  These factors had a continuing negative impact on the Net Realizable Value ("NRV") of our portfolio.

During this phase of our plan, BVC transitioned from lender to active owner/developer, property manager and landlord.  To effectively manage these responsibilities the Board made changes in the Company’s operations and personnel.  In addition, the operating cost structure of the Company was dramatically reduced during this and subsequent phases.

The Second Phase of the plan focused on the completion of certain projects and property management with a specific focus toward stabilizing and creating value.  In this phase the majority of our efforts were directed at preparing these properties for sale.

The Third Phase of the plan has been directed at selling the portfolio properties and using the net sales proceeds to retire existing debt, fund operations and pay carrying costs for the remaining portfolio properties.  We are pleased to report that we have completed the goal of eliminating all debt.  As referenced above, during 2012, the Company retired all of the $6,775,000 in debt that existed as of December 2011.  Additionally, as of December 2012, the Company had accumulated approximately $950,000 in cash.

Current Status:
As we have explained in the past, our primary focus has been to sell portfolio assets at reasonable prices in order to reduce debt, eliminate interest expense and fund operational and carrying costs.  The Company financials have improved significantly from FY 2011 to FY 2012.  On an unaudited basis, Operating Expenses decreased from $601,200 in FY 2011 to $458,100 in FY 2012, representing a decrease of approximately 24%.  On an unaudited basis, overall Net Loss decreased from $884,600 in FY 11 to $541,300 in FY 12, representing a decrease of approximately 39%.  The bulk of this improvement has come from decreased BVC and REO operating expenses.  It is worth noting that a significant portion of our FY 2012 operating expenses continue to be related to our status as a publicly held company and the related SEC compliance required of public companies.

Even though there continues to be no active market for BVC shares, we are obligated to remain an SEC registered public company and have ongoing reporting requirements.  As a result of the decision to focus our limited resources on the sale of our assets, we are behind in filing SEC quarterly and annual reports.  We plan to file our annual report on Form 10-K for Fiscal Year 2011 (FY 2011) with the SEC in 30 to 60 days.  Now, with the number of properties in the portfolio significantly decreased, we will shift some of our resources back to becoming current with our statutory 10-K and 10-Q reporting requirements.

Portfolio Value:
Relative to the value of the remaining portfolio, we evaluate the current market value of each asset on a quarterly basis with the assistance of third party appraisers and brokers, as needed.  This helps the Board in assessing the effectiveness of the disposition strategy for each asset.  Additionally, it ensures compliance with our various audit and filing requirements.  These quarterly valuations combined with REO and operating expenses are the major components in determining management’s quarterly assessment of Net Realizable Value (NRV) per share.

Based on our review of portfolio values and expenses, the NRV at the end of FY 2011 was estimated as $1.48 per share (on an unaudited basis).  Our estimate for NRV at the end of FY 2012 is $1.41 per share (on an unaudited basis).  This small reduction is based on an annual net loss related to REO and operating expenses of approximately $541,300 and a modest reserve for potential adjustments and impairments.  As noted above, there is no market for the BVC shares and the estimated NRV does not represent a market value for the shares.  The NRV is only an estimate based on the information available to the Board.  There can be no assurance as to the amount that shareholders may realize from their shares as the Company proceeds with its liquidation plan.

Moving Forward:
With respect to creating liquidity for our shareholders, we plan to initiate a liquidity event sometime in the second half of 2013.  We are still working with our advisors to evaluate the specific mechanism and form by which liquidity may be delivered.   There can be no assurance as to the timing or amount of the liquidity event, but the Board plans to use a portion of the cash on hand plus any additional cash proceeds from upcoming sales to fund this liquidity event.  With over 11 million shares, the Board has decided to accumulate a sufficient amount of cash so as to make the administration and processing of such an event cost effective.  In addition, the Board will maintain sufficient cash on hand to fund continued operations and REO carrying costs until the remaining assets are sold, at which time the Company will take the appropriate steps toward discontinuing operations.

To summarize, the Next Phase of the Board directed strategic plan will focus on these goals:

1. Sell the remaining portfolio properties and assets;
2. Initiate a program to begin to deliver liquidity to our shareholders; and
3. Wind down operations of the Company.

This is consistent with Board's stated and ongoing goal of a controlled liquidation of the Company through the sale of the portfolio assets and a program to create liquidity for our shareholders.

In our next communication we will provide details for a shareholder meeting and the related business matters on the meeting agenda.

As noted above, all of the financial information and operating results in this letter are unaudited.  Although this information is based on management’s ongoing accounting, these numbers are subject to adjustment by the Company and review by its auditors prior to preparation of full audited and unaudited financial statements to be included in the annual and quarterly reports yet to be filed.

We hope that this letter and the attached portfolio update will give you a good understanding of what has been accomplished as well as the current status of the Company and the remaining portfolio.  While we are continuing to make good progress toward our goal of a controlled liquidation, the real estate markets, while improving, remain the controlling factor for liquidation timing, value and shareholder liquidity.

On behalf of the BellaVista Capital team, we sincerely appreciate your patience as we continue to direct all of our effort to achieve the best possible outcome for our shareholders. Should you have any questions please contact Patti Wolf on our shareholder support line at 480-563-3351.

Sincerely,

/s/ William Offenberg	/s/ Jeff Black	/s/ Patti Wolf
(408) 396-3971	(408) 499-0352	(480) 563-3351

BellaVista Capital REO and Controlled Properties
Status Update – March 2013

Cummings Park – East Palo Alto, CA
This is a mixed use condominium project including: 24 market rate residential units, 6 below market rate residential units and 6 retail/office units.  This project is well located in the same shopping center as Best Buy, Sports Authority and Nordstrom Rack and across the street from IKEA.  As of August 2012, all of the residential units have been sold.

In May of 2009, we sold 45% of the retail/office space (3 condos).  In January of 2013 we sold an additional office condo.  The remaining 2 retail/office condos are partially leased and generating income.  The plan continues to be to lease up the entire retail/office area in the now improving market, establishing a solid lease income history, and then to sell the property to an investor/owner.  BVC will need to invest approximately $425,000 for tenant improvements to complete the interiors of the remaining office/retail units.

Frank Norris Place – 81 Frank Norris Street (at Polk), San Francisco
This project is a 32 unit residential condo project developed specifically for seniors (55 and over).  BVC has sold 13 of the 14 units we took over, with BVC providing short term mortgages (seller-carry) on 3 of the units.  We expect these to be paid off as the construction defect litigation that was affecting the ability of buyers to get financing has been settled.  Our final unit has not been sold due to repairs related to the construction defect litigation.  Once repaired, we will market it for sale.

The Cathedral Building - 1615 Broadway, Oakland, CA
This unique project in downtown Oakland is at the entrance to the Uptown District.  The project is a 13 story historic building that has been subdivided by floor into condos.  It is mixed use project with one ground floor retail unit, 5 office/commercial units on floors 2 thru 6, and 7 residential units on the upper floors.  To date, 3 office units and 6 residential units have been sold.  BVC has provided 4 buyers with (seller-carry) mortgage financing.  While BVC was the first lender on this project, we are now in the process of finalizing an amendment to the project's operating agreement which gives BVC full control of this property including managing the sale of the 4 remaining units.

2555-65 Pulgas Avenue, East Palo Alto, CA
This project was initially designed as an urban loft style complex.  The City of East Palo Alto was very much in favor of this type of development and the project progressed through a significant portion of the initial entitlement process.  BVC was the first lender.  Unfortunately, the decline in the real estate market prevented the developer from moving past the entitlement phase.  BVC took title to this land through foreclosure in December 2008.  The property continues to be listed for sale.  While the market in this area has begun to strengthen, it is likely to take a minimum of 18 to 24 months to find a suitable buyer and close a sale.

MacArthur Project – 487 W. MacArthur Blvd, Oakland, CA
This project is a condominium project with 16 residential units and 1 small retail unit.  BVC was the lender on this project.  All 16 residential units are sold.  BVC provided 5 of the buyers with mortgages (seller-carry), 4 of which have been paid off and the remaining one is performing.  The small retail unit remains available for sale.

26414 Lone Tree Road, Escalon, CA
Escalon is a commercial property with two large metal buildings, a modular home and shop totaling 17,500 s.f.  BVC owns 21% of this investment.  This property is sold and will close in April 2013.

5674 San Felipe Road, San Jose, CA
Title was acquired through foreclosure with BVC owning 43% of this investment.   This property was sold in 2012.   BVC now owns 43% of the seller-carry financing.  The loan is performing.

3940 – 3958 International Blvd, Oakland, CA
This property consists of 2 retail/commercial buildings which are 83% occupied.  Title to the property was acquired through foreclosure and BVC owns 70% of this investment.  Portions of the property are being leased on a month to month basis to generate income.  The property has been renovated to resolve code compliance issues and is now listed for sale.

Bowman Road, Auburn, CA
This property consists of 5 separate parcels.  Improvements include a motel, bowling alley, restaurant and 2 vacant parcels for parking.  Title was acquired through foreclosure and BVC owns 20% of this investment.  An agreement is in place to continue leasing the improvements to generate income.  The ownership entity (LLC) is moving ahead with approval of a master plan for this land which fronts on Highway 80.  When approvals are in place, the property will be marketed to retail owners/users.

Vacant Land, Pineville, NC
This is a vacant parcel of commercial land.  BVC took title to this property through a foreclosure.  The property is currently being marketed for sale.  Demand in the area is quite low and we expect that it will take a minimum of 18 months to find a buyer and close a transaction.

Balmore Court, El Sobrante, CA
This property is a 25 lot subdivision with final map recorded and bond in place to complete improvements.  The title has been acquired through foreclosure.  BVC owns 9% of this investment.  The ownership entity (LLC) that holds title and Contra Costa County have drafted a new development agreement and are cooperating in pursuing the bonding company to fund and complete the improvements.  Once resolved, the plan is to market the property for sale.